UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On February 14, 2017, Cemex, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that Ramiro Gerardo Villarreal Morales, current Executive Vice President of Legal and Secretary of the Board of CEMEX, after a successful 30 years career at CEMEX, has decided to retire, effective as of June 1, 2017. Ramiro Gerardo Villarreal Morales will continue as an advisor to the Chairman of the Board and CEO of CEMEX. As of June 1, 2017, the corporate legal function at CEMEX will be headed by Roger Saldaña Madero as Senior Vice President of Legal and will report to José Antonio González Flores, current Executive Vice President of Finance and CFO of CEMEX.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: February 14, 2017	By:	/s/ Rafael Garza
Name: Rafael Garza Title: Chief Comptroller